Exhibit (a)(1)(C)

Offer To Purchase

All Outstanding Shares of Common Stock

of

CHIMERIX, INC.

a Delaware corporation

at

$8.55 per share, payable in cash

Pursuant to the Offer to Purchase dated March 21, 2025

by

PINETREE ACQUISITION SUB, INC.

an indirect wholly owned subsidiary of

JAZZ PHARMACEUTICALS PUBLIC LIMITED COMPANY

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

THE END OF THE DAY, ONE MINUTE AFTER 11:59 P.M., EASTERN TIME,

ON APRIL 17, 2025, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED

(SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

March 21, 2025

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Pinetree Acquisition Sub, Inc., a Delaware corporation (which we refer to as “Purchaser”) and an indirect wholly owned subsidiary of Jazz Pharmaceuticals Public Limited Company, an Irish public limited company (which we refer to as “Jazz”), to act as Information Agent in connection with Purchaser’s offer to purchase, subject to certain conditions, including the satisfaction of the Minimum Condition, as defined in the Offer to Purchase, any and all of the outstanding shares of common stock, par value $0.001 per share (which we refer to as the “Shares”), of Chimerix, Inc., a Delaware corporation (which we refer to as “Chimerix”), in exchange for $8.55 per Share, payable in cash, without interest and subject to reduction for any applicable withholding taxes (which we refer to as the “Offer Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 21, 2025 (which we refer to as the “Offer to Purchase”), and the related Letter of Transmittal (which we refer to as the “Letter of Transmittal” and which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, constitutes, and we refer to as, the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

THE BOARD OF DIRECTORS OF CHIMERIX HAS UNANIMOUSLY RECOMMENDED THAT STOCKHOLDERS TENDER ALL OF THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER.

The Offer is not subject to any financing condition. The conditions to the Offer are described in Section 15 of the Offer to Purchase. Under no circumstances will Jazz or Purchaser pay interest on the Offer Price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Offer to Purchase;

2. The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9; and

3. A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at the end of the day, one minute after 11:59 p.m., Eastern Time, on April 17, 2025, unless the Offer is extended or earlier terminated.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 4, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), among Chimerix, Jazz and Purchaser. The Merger Agreement provides, among other things, that as soon as practicable after (but in any event on the same date as) the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Chimerix (the “Merger”) without a vote of the stockholders of Chimerix, with Chimerix continuing as the surviving corporation in the Merger and thereby becoming a wholly owned indirect subsidiary of Jazz.

For Shares to be properly tendered and accepted for purchase pursuant to the Offer, the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together in the case of book-entry transfer, an Agent’s Message (as defined in Section 2 of the Offer to Purchase) in lieu of such Letter of Transmittal, and any other documents required in the Letter of Transmittal, must be timely received by Computershare (the “Depository”).

Except as set forth in the Offer to Purchase, Purchaser will not pay any fees or commissions to any broker or dealer or other person, other than to us, as the information agent and Computershare as the depository, for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the address and telephone numbers set forth below.

Very truly yours,

INNISFREE

Nothing contained herein or in the enclosed documents shall render you the agent of Jazz, Purchaser, the Information Agent or the Depository or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Stockholders may call toll free: (877) 456-3402

Banks and Brokers may call collect: (212) 750-5833